14046792

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 27126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dillon-Gage Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Dallas Parkway, Suite 200
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Miller, President — 972-386-2901 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/12

DD 4/2/14

OATH OR AFFIRMATION

I, Jon Christiansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dillon-Gage Securities Incorporated**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP

Title

Nicole M. Alvarado

Notary Public

NICOLE M. ALVARADO
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
1-31-2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

DILLON-GAGE SECURITIES INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Dillon-Gage Securities Incorporated

We have audited the accompanying financial statements of Dillon-Gage Securities Incorporated (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' deficit, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon-Gage Securities Incorporated as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2014

DILLON-GAGE SECURITIES INCORPORATED
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 58,196
Receivable from related party	2,753
Clearing deposit	6,000
Prepaid expenses	100
TOTAL ASSETS	$ 67,049

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Payable to clearing broker/dealer	$ 377
Subordinated notes payable	140,000
TOTAL LIABILITIES	140,377

Stockholders' Deficit

Common stock, 1,000,000 shares authorized, $.03 par value, 240,001 shares issued and outstanding	7,200
Additional paid-in capital	73,300
Accumulated deficit	(153,828)
TOTAL STOCKHOLDERS' DEFICIT	(73,328)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 67,049

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Income
Year Ended December 31, 2013

Revenue	
Insurance commissions	$ 97,472
Securities commissions	14,995
Other revenue	515
TOTAL REVENUE	112,982
Expenses	
Clearing charges	623
Compensation and related costs	6,528
Insurance	24,159
Interest to related party	15,400
Management fees paid to related party	11,040
Occupancy and equipment	28,300
Promotion	35,982
Regulatory fees and expenses	6,205
Other expenses	3,097
TOTAL EXPENSES	131,334
Loss before income tax benefit	(18,352)
Current tax benefit - federal	2,753
NET LOSS	$ (15,599)

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Stockholders' Deficit
Year Ended December 31, 2013

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2012	240,001	$ 7,200	$ 73,300	$ (138,229)	$ (57,729)
Net loss	-	-	-	(15,599)	(15,599)
Balances at December 31, 2013	240,001	$ 7,200	$ 73,300	$ (153,828)	$ (73,328)

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2013

Balance at December 31, 2012	$ 140,000
Increases	-
Decreases	-
Balance at December 31, 2013	$ 140,000

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (15,599)
Adjustments to reconcile net loss to net cash used in by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	406
Decrease in receivable from related party	3,374
Increase in payable to clearing broker/dealer	377
Decrease in interest payable	(1,308)
Net cash used in operating activities	(12,750)
Net decrease in cash	(12,750)
Cash at beginning of year	70,946
Cash at end of year	$ 58,196

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 15,400
Income taxes- federal	$ -
Income taxes - state	$ -

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Dillon-Gage Securities Incorporated, dba Dillon-Gage Securities, Inc., (the Company) was organized in November 1981 as a Texas corporation and is a subsidiary of D-G Holding, Inc. (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are individuals with medium to high net worth, located primarily in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and upon subsequent renewals.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the appropriate party within the consolidated group.

The Company is also subject to state income taxes.

As of December 31, 2013, open Federal tax years subject to examination include the tax years ended December 31, 2010 through December 31, 2012.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $63,819, which was $58,819 in excess of its net capital requirement of $5,000. The Company's net capital ratio is 0.01 to 1.

Note 4 - Subordinated Notes Payable

The Company has three subordinated notes payable due to Dillon Gage Incorporated (DGI), a minority shareholder and related party, consisting of the following:

Subordinated unsecured note payable with principal due at maturity on June 30, 2016. The note accrues interest at 8.5% per annum payable monthly.	$ 30,000
Subordinated unsecured note payable with principal due at maturity on December 31, 2016. The note accrues interest at 10% per annum payable monthly.	75,000
Subordinated unsecured note payable with principal due at maturity on July 1, 2017. The note accrues interest at 9.5% per annum payable monthly.	35,000
	$ 140,000

Maturities of the subordinated notes payable for each of the years ending December 31 are as follows; however each note may be restricted as to repayment subject to regulatory approval:

2016	$ 105,000
2017	35,000
	$ 140,000

Interest expense incurred during the year on these related party subordinated notes payable totaled $15,400.

Note 5 - Related Party Transactions

The Company and other subsidiaries of the Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The Company has three subordinated notes payable due to DGI totaling $140,000 (See Note 4).

The Company reimburses Dillon Gage Incorporated of Dallas (DGD) for expenses incurred on behalf of the Company. Amounts reimbursed to DGD for the year ended December 31, 2013 totaled $90,150, or approximately 69% of the Company's total expenses.

Note 5 - Related Party Transactions (continued)

The Company has an income tax benefit – federal of $2,753 related to the Parent's utilization of its tax loss, and income taxes receivable from related party of $2,753 for this income tax benefit (See Note 6).

The Company leases office facilities from DGD on a month-to-month basis. Rent paid to DGD for the year ended December 31, 2013 totaled $20,500, which is included in occupancy and equipment cost in the accompanying statement of income.

Management and registered representatives of the Company are also management and employees of related parties. The related parties provide for all salaries to these dual company employees at no cost to the Company.

Note 6 - Income Taxes

The Company incurred a tax loss for 2013. The Parent, filing a federal consolidated return with the Company, will utilize the Company's tax loss to reduce its federal income tax liability. The Company has an income tax benefit – federal of $2,753related to the Parent's utilization of its tax loss, and income taxes receivable from related party of $2,753 for this income tax benefit.

Note 7 - Off-Balance-Sheet Risk

Off-balance-sheet risk exists with respect to insurance commissions earned by the Company due to the possibility that customers may cancel policies issued within certain predetermined time limits wherein all or a portion of the commissions earned by the Company would be refundable.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Revenue

One of the Company's registered representatives generated approximately 94% of the Company's revenue for the year ended December 31, 2013.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through February 18, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

DILLON-GAGE SECURITIES INCORPORATED
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Computation of Net Capital

Total stockholders' deficit qualified for net capital	$	(73,328)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		140,000
Total capital and allowable subordinated liabilities		66,672
Deductions and/or charges		
Non-allowable assets:		
Receivable from related party	$	2,753
Prepaid expenses		100
Total deductions and/or charges		2,853
Net Capital	$	63,819
Aggregate indebtedness		
Payable to related party	$	377
Total aggregate indebtedness	$	377
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	58,819
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Dillon-Gage Securities Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Dillon-Gage Securities Incorporated

In planning and performing our audit of the financial statements of Dillon-Gage Securities Incorporated (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2014